EXHIBIT 2


                         BIOSPECIFICS TECHNOLOGIES CORP.
                       ADOPTS SHAREHOLDER RIGHTS AGREEMENT

LYNBROOK, NY. - May 20, 2002 - BioSpecifics Technologies Corp. (NASDAQ: BSTC), announced today that its Board of Directors has adopted a Shareholder Rights Agreement under which rights to purchase shares of its newly issued Series B Junior Participating Preferred Stock will be distributed to stockholders as a non-cash dividend at the rate of one right for each share of the Company's common stock, par value $0.001, held of record as of the close of business on May 31, 2002.

The rights, which expire on May 31, 2012, will entitle stockholders to buy one one-thousandth of a share of Series B Junior Participating Preferred Stock at an exercise price of $12.00. The rights will become exercisable on the tenth business day after the date that any person or group first announces that such person or group has acquired 15% or more of the then outstanding shares of the Company's common stock or first announces a tender or exchange offer for 15% or more of the then outstanding shares of the Company's common stock. If such person or group acquires 15% or more of the outstanding shares of the Company's common stock, each right not owned by that person or group will entitle its holder to purchase shares of the Company's common stock having a market value of twice the right's then current exercise price. In addition, if the Company is acquired in a merger or other business combination, or more than 50% of the Company's assets are sold, after a person or group has acquired 15% or more of the Company's common stock, each right will entitle its holder to purchase a number of shares of the acquiring company's common stock having a market value of twice the right's then current exercise price.

The Rights Agreement, dated as of May 14, 2002, exempts any stockholder that beneficially owns 15% or more the Company's common stock as of today's date. However, the rights will become exercisable if, at any time after May 14, 2002, any of these stockholders acquire shares of the Company's common stock in amount which is greater than 1% of the Company's common stock currently owned by such stockholder, except as a result of the exercise of stock options issued by the Company.

The rights are intended to enable all BioSpecifics Technologies Corp. stockholders to realize the long-term value of their investment in the Company. The rights will trade with the Company's common stock, unless and until they are separated upon the occurrence of certain future events. The Company's Board of Directors may redeem the rights at any time prior to their becoming exercisable. Additional details regarding the Rights Agreement will be outlined in a summary to be mailed to all stockholders.

About BioSpecifics Technologies Corp.

Founded in 1990, BioSpecifics Technologies Corp. is a biopharmaceutical company with a focus on wound healing and tissue remodeling. It has pioneered the application of collagenase for several disease conditions, notably dermal



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ulcers, pressure sores (bedsores), and second and third degree burns.
BioSpecifics produces Collagenase ABC, the essential ingredient in the prescription drug Collagenase Santyl(R) Ointment sold in the United States, and under other trademarks abroad. Collagenase Santyl(R) Ointment is distributed in North America by Smith & Nephew. It was the acquisition of the marketing rights to collagenase that propelled Smith & Nephew into the number one position worldwide in wound care management.

Santyl(R) is a registered trademark of Abbott Laboratories.

Contact:          Albert Horcher
                  (516) 593-7000


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